FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	“Syngenta 2010 Half Year Results”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, July 22, 2010

2010 Half Year Results

Volume upturn in Q2; strong emerging market performance

•	Sales up 1 percent at $6.7 billion: 3 percent lower at constant exchange rates(1)

•	Q2: volume growth offsetting lower Crop Protection prices, notably NAFTA

•	Seeds growth accelerating, increased margin

•	Investments driving emerging market growth: sales up 15 percent(1)

•	Earnings per share(2) $13.95, 9 percent lower

•	Earnings per share $13.39 after restructuring and impairment, 10 percent lower

	Reported Financial Highlights			Excluding Restructuring, Impairment
	H1 2010 $m	H1 2009 $m	Actual %	H1 2010 $m	H1 2009 $m	Actual %	CER(1) %
Sales	6,740	6,655	+ 1	6,740	6,655	+ 1	- 3
Crop Protection	4,996	5,000	-	4,996	5,000	-	- 4
Seeds	1,763	1,676	+ 5	1,763	1,676	+ 5	+ 2
Operating Income	1,558	1,783	- 13	1,652	1,833	- 10
Net Income(3)	1,254	1,402	- 11	1,307	1,440	- 9
Earnings per share	$13.39	$14.96	- 10	$13.95	$15.36	- 9

Mike Mack, Chief Executive Officer, said:

“After a slow first quarter start, demand for our products has increased significantly in 2010, following a 2009 season characterized by low pest pressure and credit constraint.  This is evidenced by solid volume growth in the second quarter, leading to a reduction in the high level of channel inventories which resulted in a competitive pricing environment in developed markets, notably North America.  In the emerging markets we saw a strong performance throughout the first half, particularly in Latin America, as growers continued to invest in new technology. Our longstanding focus on operational efficiency is enabling us to confront a challenging short term environment while continuing to expand our platforms for future growth.

“The first half of 2010 saw many successes for our business.  Sales of new Crop Protection products increased by 14 percent with two pipeline products being launched this year.  We opened new capacity for the fungicide AMISTAR® in May and are seeing immediate demand for the increased output. The profitability of our Seeds business improved with excellent grower response to our expanded triple stack offer.  We will build on our growing corn seed franchise with the launch of AGRISURE VIPTERA™ in the fall, and we will also be the first company bringing to market a water optimization solution in corn.”

(1)	Growth at constant exchange rates, see Appendix A.
(2)	EPS on a fully-diluted basis, excluding restructuring and impairment.
(3)	Net income to shareholders of Syngenta AG.

Syngenta - July 22, 2010/Page 1 of 41

Financial Performance 1st Half 2010

Sales $6.7 billion

Reported sales were up one percent reflecting a positive contribution from exchange rates.  At constant exchange rates, sales were three percent lower.  Crop Protection sales* were four percent lower, with three percent volume growth partly offsetting lower prices.  Seeds sales were two percent higher, driven by volume growth of three percent.

EBITDA margin 28.6 percent

EBITDA was nine percent lower (CER) at $1.9 billion.  Gross margin was maintained despite lower prices due to the favorable evolution of raw material costs and to portfolio enhancement in Seeds.  The Seeds EBITDA margin increased, while in Crop Protection profitability reflected lower prices and higher operating expenses linked to investments in emerging markets and in R&D.  Currency movements including hedging made a positive contribution of $57 million to EBITDA.

Earnings per share $13.95

Earnings per share excluding restructuring and impairment were nine percent lower.  After charges for restructuring and impairment, earnings per share were $13.39 (2009: $14.96).

Business Highlights

Crop Protection

A slow start to the northern hemisphere season due to cold weather was followed by significant volume growth in the second quarter.  High channel inventories, built up in the course of 2009, were progressively drawn down in the second quarter but resulted in a competitive first half price environment, notably in NAFTA.  As a consequence some of the price gains implemented by Syngenta in the first half of 2009 were reversed.  Emerging markets saw a generally robust performance with limited impact from price.

In Europe, Africa and the Middle East grower sentiment was affected by the lower wheat price, particularly in France, where the business was also affected by high channel inventory, government credit reforms and the phasing of oilseed rape herbicide sales.  In Eastern Europe, our customers began to resume investment in high value inputs and we were able to ease credit constraints in an improved economic environment.  In NAFTA, the season progressed well leading to a rapid recovery in consumption in the second quarter, although price competition remained intense in certain segments, notably glyphosate and fungicides.  Sales in Latin America surpassed the record level of 2008, with higher soybean acreage in both Brazil and Argentina and increased disease pressure.  We reinforced our market-leading position notably for fungicides.  Growth in Asia Pacific was strong in the emerging markets, particularly China and Vietnam, more than offsetting a decline in the largest market Japan.

Selective herbicide sales were lower with declines concentrated in older products.  Sales of corn and soybean herbicides showed good growth notably in the USA, where their importance in dealing with glyphosate-resistant weeds is increasingly being recognized.  A significant reduction in Non-selective herbicides mainly reflected developments in the glyphosate market, with US prices coming down sharply from mid-2009.  Fungicide sales increased by six percent, with the lead product AMISTAR® up 17 percent despite lower US pricing in the second quarter.  Two other major fungicides, RIDOMIL GOLD® and SCORE®, also showed double digit growth with stable pricing.  Insecticide sales were unchanged with strong growth in newer products offsetting declines in older chemistries.  Seed care sales were lower owing largely to high inventories of treated seed in the USA.

*   Crop Protection sales include $24 million of inter-segment sales.

Syngenta - July 22, 2010/Page 2 of 41

Professional products benefited from signs of recovery in consumer markets, notably in the Garden & Ornamentals area.

New products: Sales of new products (defined as those launched since 2006) increased by 14 percent (CER) to $295 million.  Sales of the nematicide seed treatment AVICTA® doubled following its launch on corn in the USA.  The cereal herbicide AXIAL® showed strong growth in Eastern Europe and further expansion in its largest market Canada.  The insecticide DURIVO® grew rapidly on rice and vegetables across Asia.  The fungicide REVUS®, used on vegetables and vines, expanded outside Europe and is now sold in all regions.  Isopyrazam, a broad spectrum fungicide with a new mode of action, was launched on barley in the UK.

Capacity expansion: New capacity for AMISTAR® was opened at Grangemouth, UK in May.  The opening will result in a production increase of approximately 20 percent in 2010, with immediate demand for the increased output.

R&D pipeline: The combined peak sales potential of our Crop Protection pipeline is in excess of $2 billion.  An initial launch in granular form of INVINSA™, a unique product for crop stress protection in field crops, is scheduled for later this year.  The late development pipeline also includes sedaxane, a seed treatment fungicide; bicyclopyrone, a corn and sugar cane herbicide; and an insecticide cyantraniliprole.

EBITDA was 13 percent lower (CER) at $1.6 billion with a margin (CER) of 31.8 percent (2009: 35.2 percent).

Seeds

Growth in Seeds was broad-based with a noticeable acceleration in the second quarter.

Corn & Soybean saw growth of eight percent after adjusting for a one off change in US sales terms, which brought sales forward from the first quarter of 2010 to the fourth quarter of 2009.  Sales of our proprietary triple stack corn in the US market expanded significantly to represent around 60 percent of total, approaching market penetration rates.  Sales grew rapidly in Latin America and Eastern Europe.

Diverse Field Crops showed solid internal growth supplemented by the acquisition of the Monsanto sunflower business in August 2009.  The main driver was Eastern Europe, where sales increased by more than 30 percent as growers resumed investment in high quality hybrids and varieties.

Growth in Vegetables accelerated, led by NAFTA where sales of watermelon and sweet corn, for which capacity has recently been expanded, grew strongly.  Sales in Latin America and the emerging markets of Asia Pacific also grew strongly.

Flowers sales were slightly lower owing to weakness in the US market, although in Europe sales showed a significant upturn reflecting an enhanced portfolio and more favorable consumer sentiment.

R&D pipeline: Our broad spectrum lepidoptera trait AGRISURE VIPTERA™ received approval from the U.S. Department of Agriculture and from the Japanese regulatory authorities in the first half of the year.  The trait will be launched in the USA as part of a multi-stack offer in the fourth quarter and will provide growers with a new standard for pest control and yield performance.  Also this year Syngenta will bring to market AGRISURE ARTESIAN™, the industry’s first water optimization solution, based on native traits.  Over the next two years a complete range of refuge reduction options in corn will be launched, including     AGRISURE E-Z REFUGE™ (refuge in a bag).

EBITDA of $352 million was up seven percent (CER), driven by gross margin expansion.  The EBITDA margin (CER) reached 20.1 percent (2009: 19.1 percent) and remains on track to reach the full year target of 15 percent in 2011.

Syngenta - July 22, 2010/Page 3 of 41

Net financial expense

Net financial expense at $55 million was slightly higher compared with the first half of 2009 ($46 million).

Taxation

The underlying tax rate for the period was 19 percent, unchanged compared with the first half of 2009.   In the second half of the year the tax rate is likely to be higher than in the same period last year; over the medium term a tax rate in the low to mid-twenties is expected.

Cash flow

Free cash flow was $74 million (2009: $79 million).  Fixed capital expenditure of $266 million (2009: $364 million) reflected the concluding phase of capacity expansion projects for key active ingredients.  Average trade working capital as a percentage of sales was 43 percent (2009: 40 percent) reflecting an increase in inventories in the second half of 2009. We continue to target a reduction in trade working capital as a percentage of sales as continued volume growth reduces inventories.

Dividend and share repurchase

A dividend of CHF 6.00 per share (2009: CHF 6.00) was paid in the second quarter, representing a total payout of $524 million.  In line with Syngenta’s objective of returning around $750 million to shareholders in 2010, 288,700 shares were repurchased in the first half at a total cost of $67 million.  The total cash return to shareholders in the first half was $591 million.

Outlook

Mike Mack, Chief Executive Officer, said:

“In the second half of 2010 we expect positive volume momentum to continue.  As we approach the main season in Latin America, we are assuming that the current favorable fundamentals will support further growth in our business there.  This, coupled with careful control of costs and increasing profitability in Seeds, should allow us to achieve full year operating income around last year’s level.  As indicated earlier in the year, the evolution of earnings per share* will reflect increased net financial expense and a higher tax rate.

“Looking ahead, our focus will be on achieving further market share gains in developed markets while building on our track record of operational efficiency.  This will enable us to continue investing in emerging markets, which represent the main growth driver for our business and where we have established leadership positions.  We remain firmly committed to our investments in R&D, which will accelerate new product launches and build on our ability to deliver integrated solutions to growers worldwide.”

* Fully diluted, excluding restructuring and impairment

Syngenta - July 22, 2010/Page 4 of 41

Crop Protection

For a definition of constant exchange rates, see Appendix A.

	1st Half		Growth		2nd Quarter		Growth
Product line	2010 $m	2009 $m	Actual %	CER %	2010 $m	2009 $m	Actual %	CER %
Selective Herbicides	1,620	1,615	-	- 4	877	814	+ 8	+ 5
Non-selective Herbicides	548	691	- 21	- 25	316	362	- 13	- 16
Fungicides	1,488	1,356	+ 10	+ 6	681	634	+ 7	+ 5
Insecticides	700	673	+ 4	-	349	318	+ 10	+ 8
Seed Care	369	392	- 6	- 10	130	135	- 4	- 6
Professional Products	242	225	+ 7	+ 4	122	115	+ 6	+ 4
Others	29	48	- 38	- 39	11	37	-68	- 68
Total	4,996	5,000	-	- 4	2,486	2,415	+ 3	-

Selective Herbicides:  major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM,  FUSILADE®MAX, TOPIK®

Sales volume was slightly higher with a substantial increase in Latin America, partially offset by lower volumes in Europe due to the phasing of oilseed rape herbicides in France and Germany, which reduced sales by $47 million.  The decline in total sales (CER) was due to lower prices, mainly in NAFTA, in a more competitive environment.  The CALLISTO® range showed growth in a strong pre-emergence corn herbicide market in the USA.

Non-selective Herbicides:  major brands GRAMOXONE®, TOUCHDOWN®

In non-selectives, TOUCHDOWN® sales decreased significantly in NAFTA due to lower prices affecting the first half comparison.  Volume was also lower reflecting high channel inventories.  GRAMOXONE® sales were lower with some related weakness, notably in Latin America and Asia Pacific.

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Fungicide sales were six percent higher on strong volume growth in Latin America, NAFTA and Asia Pacific.  Volume growth was partially offset by price declines, mainly in NAFTA due to high channel inventory and a competitive environment.  AMISTAR® sales increased significantly with volume 31 percent higher, characterized by increased usage intensity and growers’ focus on plant performance in key crops including rice and vegetables in Asia Pacific, soybean in Latin America and corn in NAFTA.  REVUS® continued to show strong growth, with launches in nine new countries.  Our new fungicide, isopyrazam, was introduced in the United Kingdom on barley with first sales in the second quarter.  Additional launches in further countries are planned in key cereals and fruit and vegetable markets.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Insecticide sales were flat with strong growth in DURIVO® and ACTARA® offset by a more competitive environment in some of the older chemistries.  DURIVO® continued to perform strongly in rice and vegetables in Asia Pacific and continued its expansion into new markets, notably with successful launches in Latin America and Japan.  ACTARA® sales growth was broad based with strong gains in Latin America and Asia Pacific.

Syngenta - July 22, 2010/Page 5 of 41

Seed Care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®

Seed care sales were 10 percent lower owing largely to high inventories of treated seed in the USA.  The decline in the USA was partially offset by growth in CRUISER® in Latin America and Asia Pacific.

Professional Products: major brands FAFARD®, HERITAGE®, ICON®

Professional product sales were four percent higher as the consumer-led areas of our Lawn & Garden business showed signs of recovery.  Both Western and Eastern Europe showed double digit growth and the emerging Latin America business expanded rapidly.

	1st Half		Growth		2nd Quarter		Growth
Crop Protection by region	2010 $m	2009 $m	Actual %	CER %	2010 $m	2009 $m	Actual %	CER %
Europe, Africa, Mid. East	1,790	1,810	- 1	- 5	831	823	+ 1	-
NAFTA	1,662	1,882	- 12	- 15	942	989	- 5	- 8
Latin America	710	550	+ 29	+ 29	330	262	+ 26	+ 26
Asia Pacific	834	758	+ 10	+ 2	383	341	+ 12	+ 5
Total	4,996	5,000	-	- 4	2,486	2,415	+ 3	-

Europe, Africa and the Middle East:  Sales were lower due to a prolonged winter in Western Europe which delayed the start of the season as well as the phasing of oilseed rape herbicides.  In France, overall consumption of crop protection products was lower as a result of high channel inventory.  Declines in Western Europe were partially offset by growth in Eastern Europe where the credit situation in most countries eased.  This supported a return to investment in high value inputs, notably in the Ukraine where sales increased almost 60 percent.  Africa and the Middle East showed strong growth in selective herbicides, fungicides and seed care.

NAFTA:  Sales were lower in NAFTA due to a more competitive environment.  High channel inventory and a more cautious stance by distributors, as well as marketing actions to speed technology adoption, contributed to price pressure.  Excluding glyphosate, price was 11 percent lower while volume was slightly higher primarily on an expanded fungicide market.  TOUCHDOWN® accounted for more than 40 percent of the sales decline in NAFTA.

Latin America:  Latin America completed an excellent season with significantly higher sales; slightly higher than the record first half level of 2008.  Soybean acreage in the region expanded and increased disease pressure resulted in greater usage intensity and a reinforcement of Syngenta’s market leading position.  Liquidity also improved markedly and soybean prices were supported by Chinese demand.  Growth was led by PRIORI Xtra®, our leading fungicide for the treatment of soybean rust.

Asia Pacific:  Growth in Asia Pacific continued as strong government support for agriculture enabled growers to continue investing in yield improvement, notably in rice and vegetables.  Growth was primarily due to increased demand for fungicides, led by AMISTAR®, with sales up 12 percent.

Syngenta - July 22, 2010/Page 6 of 41

Seeds

For a definition of constant exchange rates, see Appendix A.

	1st Half		Growth		2nd Quarter		Growth
Product line	2010 $m	2009 $m	Actual %	CER %	2010 $m	2009 $m	Actual %	CER %
Corn & Soybean	806	843	- 4	- 7	253	213	+ 19	+ 16
Diverse Field Crops	386	304	+ 27	+ 19	193	155	+ 24	+ 19
Vegetables	360	322	+ 12	+ 9	200	180	+ 11	+ 11
Flowers	211	207	+ 2	- 1	81	74	+ 9	+ 8
Total	1,763	1,676	+ 5	+ 2	727	622	+ 17	+ 14

Corn & Soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

Corn and Soybean sales were up by eight percent adjusting for the impact of advanced sales in the fourth quarter of 2009.  Growth occurred across all regions, led by a strong season in the US and good growth in Latin America and Eastern Europe.  Sales of our proprietary triple stack corn AGRISURE® 3000 GT in the USA showed a significant advance, representing around 60 percent of our portfolio.

Diverse Field Crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Diverse Field Crops sales increased significantly on good underlying growth supplemented by acquisitions.  Sales expanded in Eastern Europe, with significant growth in Russia and the Ukraine on higher sunflower acreage.  The acquisition of Monsanto’s sunflower business added 12 percent to product line sales.

Vegetables: major brands DULCINEA®, ROGERS®, S&G®, Zeraim Gedera

Vegetables continued to show excellent growth with sales up nine percent.  Underlying growth excluding acquisitions and divestments was 10 percent, with double digit expansion in all regions with the exception of Europe, where sales were unchanged.  Growth continued to reflect the ongoing progress of high value products in our strategic crops, notably tomato, watermelon and sweet corn.

Flowers: major brands Fischer, Goldfisch, Goldsmith Seeds, S&G®, Yoder

Flowers sales were down slightly due to NAFTA where the market was characterized by lower consumer demand in a subdued economic environment.  The decline in NAFTA was partially offset by growth in Europe and Asia Pacific as those markets began to show signs of recovery.

	1st Half		Growth		2nd Quarter		Growth
Seeds by region	2010 $m	2009 $m	Actual %	CER %	2010 $m	2009 $m	Actual %	CER %
Europe, Africa, Mid. East	762	659	+ 16	+ 9	297	251	+ 18	+ 15
NAFTA	826	880	- 6	- 7	329	300	+ 9	+ 8
Latin America	62	41	+ 52	+ 52	31	14	+ 122	+ 122
Asia Pacific	113	96	+ 18	+ 11	70	57	+ 24	+ 16
Total	1,763	1,676	+ 5	+ 2	727	622	+ 17	+ 14

Syngenta - July 22, 2010/Page 7 of 41

Announcements and Meetings

Third quarter trading statement 2010	October 14, 2010
Announcement of 2010 Full Year Results	February 9, 2011
First quarter trading statement 2011	April 15, 2011
AGM	April 19, 2011

Syngenta is one of the world's leading companies with more than 25,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Note to the editor:
Further information, documents and images will be available on our website www.syngenta.com/hyr2010.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta - July 22, 2010/Page 8 of 41

Syngenta Group

Interim Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto have been prepared in accordance with IAS 34, “Interim Financial Reporting”, as disclosed in Note 1 below.  They do not contain all of the information which IFRS would require for a complete set of financial statements and should be read in conjunction with the annual consolidated financial statements.

Condensed Consolidated Income Statement

For the six months ended June 30, (US$ million, except share and per share amounts)	2010	2009(a)
Sales	6,740	6,655
Cost of goods sold	(3,245)	(3,208)
Gross profit	3,495	3,447
Marketing and distribution	(903)	(836)
Research and development	(507)	(444)
General and administrative	(443)	(335)
Restructuring and impairment	(84)	(49)
Operating income	1,558	1,783
Income from associates and joint ventures	21	2
Financial expense, net	(55)	(46)
Income before taxes	1,524	1,739
Income tax expense	(265)	(329)
Net income	1,259	1,410
Attributable to:
Non-controlling interests	5	8
Syngenta AG shareholders	1,254	1,402
Net income	1,259	1,410
Earnings per share (US$):
Basic	13.47	15.05
Diluted	13.39	14.96
Weighted average number of shares:
Basic	93,075,102	93,179,087
Diluted	93,660,855	93,758,202

All amounts relate to continuing operations.

(a) After effect of accounting policy change for post-employment benefits described in Note 3 below.

Syngenta - July 22, 2010/Page 9 of 41

Condensed Consolidated Statement of Comprehensive Income

For the six months ended June 30, (US$ million)	2010	2009(a)
Net income	1,259	1,410
Components of other comprehensive income (OCI):
Actuarial losses of defined benefit post-employment plans	(173)	(143)
Unrealized holding gains/(losses) on available-for-sale financial assets	2	(18)
Unrealized gains on derivatives designated as cash flow and net investment hedges	8	84
Currency translation effects	(277)	155
Income tax relating to OCI	41	50
Total comprehensive income	860	1,538
Attributable to:
Non-controlling interests	5	8
Syngenta AG shareholders	855	1,530
Total comprehensive income	860	1,538

All amounts relate to continuing operations.

(a) After effect of accounting policy change for post-employment benefits described in Note 3 below.

Syngenta - July 22, 2010/Page 10 of 41

Condensed Consolidated Balance Sheet

(US$ million)	June 30, 2010	June 30, 2009(a)	December 31, 2009(a)
Assets
Current assets:
Cash and cash equivalents	881	1,765	1,552
Trade receivables	4,197	4,245	2,506
Other accounts receivable	575	432	558
Inventories	3,441	3,356	3,922
Derivative and other financial assets	268	366	156
Other current assets	284	198	200
Total current assets	9,646	10,362	8,894
Non-current assets:
Property, plant and equipment	2,685	2,404	2,738
Intangible assets	3,006	3,058	3,102
Deferred tax assets	707	528	747
Defined benefit pension assets	2	20	25
Derivative financial assets	115	147	248
Other non-current financial assets	346	333	375
Total non-current assets	6,861	6,490	7,235
Total assets	16,507	16,852	16,129
Liabilities and equity
Current liabilities:
Trade accounts payable	(2,828)	(2,743)	(2,468)
Current financial debt	(223)	(852)	(281)
Income taxes payable	(465)	(475)	(376)
Derivative financial liabilities	(150)	(389)	(145)
Other current liabilities	(675)	(851)	(827)
Provisions	(189)	(164)	(214)
Total current liabilities	(4,530)	(5,474)	(4,311)
Non-current liabilities:
Financial debt and other non-current liabilities	(3,369)	(3,425)	(3,527)
Deferred tax liabilities	(658)	(432)	(688)
Provisions	(1,186)	(1,243)	(1,116)
Total non-current liabilities	(5,213)	(5,100)	(5,331)
Total liabilities	(9,743)	(10,574)	(9,642)
Equity:
Shareholders’ equity	(6,755)	(6,258)	(6,473)
Non-controlling interests	(9)	(20)	(14)
Total equity	(6,764)	(6,278)	(6,487)
Total liabilities and equity	(16,507)	(16,852)	(16,129)

(a) After effect of accounting policy change for post-employment benefits described in Note 3 below.

Syngenta - July 22, 2010/Page 11 of 41

Condensed Consolidated Cash Flow Statement

For the six months ended June 30, (US$ million)	2010	2009(a)
Income before taxes	1,524	1,739
Reversal of non-cash items	428	312
Cash (paid)/received in respect of:
Interest and other financial receipts	63	56
Interest and other financial payments	(183)	(212)
Income taxes	(139)	(94)
Restructuring costs	(22)	(48)
Contributions to pension plans, excluding restructuring costs	(69)	(59)
Other provisions	(31)	(32)
Cash flow before change in net working capital	1,571	1,662
Change in net working capital:
Change in inventories	293	205
Change in trade and other accounts receivable and other net current assets	(1,953)	(1,726)
Change in trade and other accounts payable	410	218
Cash flow from operating activities	321	359
Additions to property, plant and equipment	(183)	(283)
Proceeds from disposals of property, plant and equipment	8	21
Purchases of intangible assets	(75)	(71)
Purchases of investments in associates and other financial assets	(8)	(10)
Proceeds from disposals of intangible and financial assets	29	70
Cash flow from disposal of marketable securities	30	5
Acquisitions and divestments, net	(6)	(7)
Cash flow used for investing activities	(205)	(275)
Increases in third party interest-bearing debt	91	1,464
Repayments of third party interest-bearing debt	(252)	(142)
Sale/(purchase) of treasury shares and options over own shares	(73)	26
Acquisition of non-controlling interests	(12)	-
Dividends paid	(524)	(491)
Cash flow (used for)/from financing activities	(770)	857
Net effect of currency translation on cash and cash equivalents	(17)	21
Net change in cash and cash equivalents	(671)	962
Cash and cash equivalents at the beginning of the period	1,552	803
Cash and cash equivalents at the end of the period	881	1,765

(a) After effect of accounting policy change for post-employment benefits described in Note 3 below.

Syngenta - July 22, 2010/Page 12 of 41

Condensed Consolidated Statement of Changes in Equity

	Attributable to Syngenta AG shareholders
(US$ million)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total share- holders’ equity	Non-controlling interests	Total equity
January 1, 2009(a),(b)	6	3,577	(745)	(152)	176	2,412	5,274	17	5,291
Net Income(a)						1,402	1,402	8	1,410
OCI(a),(b)				55	175	(102)	128		128
Share-based payment and income tax thereon			18			38	56		56
Dividends paid						(491)	(491)		(491)
Share repurchases			(111)				(111)		(111)
Other							-	(5)	(5)
June 30, 2009(a),(b)	6	3,577	(838)	(97)	351	3,259	6,258	20	6,278

January 1, 2010(a),(b)	6	3,491	(217)	(113)	486	2,820	6,473	14	6,487
Net Income						1,254	1,254	5	1,259
OCI				12	(292)	(119)	(399)		(399)
Share-based payment and income tax thereon			12			35	47		47
Dividends paid						(524)	(524)		(524)
Share repurchases			(93)				(93)		(93)
Other						(3)	(3)	(10)	(13)
June 30, 2010	6	3,491	(298)	(101)	194	3,463	6,755	9	6,764

A dividend of CHF 6.00 (US$5.62) (2009: CHF 6.00 (US$5.25)) per share was paid to Syngenta AG shareholders during the period.

(a) After effect of accounting policy change for post-employment benefits described in Note 3 below.
(b) After reclassification of income tax charged to OCI described in Note 3 below.

Syngenta - July 22, 2010/Page 13 of 41

Syngenta Group

Notes to Interim Condensed Consolidated Financial Statements

Note 1: Basis of preparation

Nature of operations: Syngenta AG (“Syngenta”) is a global crop protection and seeds business engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the six months ended June 30, 2010 and 2009 incorporate the financial statements of Syngenta AG and of all of its subsidiaries (“Syngenta Group”).  They have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and, except as disclosed in Note 3 below, with the accounting policies described in Note 2 to Syngenta’s 2009 annual consolidated financial statements.  Syngenta prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).  The condensed consolidated financial statements were authorized for issue by the Board of Directors on July 20, 2010.

The condensed consolidated financial statements are presented in United States dollars (US$) as this is the major currency in which revenues are denominated.

Impairment losses recognized on goodwill and available-for-sale equity securities in interim financial statements are not reversed in the annual financial statements even if the decline in value which caused the impairment loss to be recognized has reversed by the end of the annual reporting period.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated.

Note 2: Seasonality of operations

The timing of Syngenta’s sales, profit and cash flows throughout the year is significantly influenced by seasonal factors.  Operating in the agriculture sector, sales of Syngenta’s products principally occur before and during the growing season.  Because many of Syngenta’s largest markets are in the Northern Hemisphere, which has a spring growing season, significantly more sales occur and profit is earned during the first half of the year than in the second half.  Collections of trade accounts receivable from customers in these Northern Hemisphere markets largely occur during the second half of the year.  As a result, operating cash flow typically is significantly lower during the first half of the year than during the second half.

Syngenta - July 22, 2010/Page 14 of 41

Note 3: Changes in accounting policies

Adoption of new IFRSs

Syngenta has adopted the following new IFRSs in 2010:

IFRS 3 (revised January 2008) and IAS 27 (revised January 2008) introduced changes to the accounting for business combinations. These revised IFRSs apply to transactions Syngenta completes after January 1, 2010. The accounting for business combinations completed in prior years is not affected. During the six months ended June 30, 2010, Syngenta had no significant transactions to which these revised IFRSs were applicable.

The following IFRSs adopted in 2010 had no impact on Syngenta’s condensed consolidated financial statement, other than as noted below:

•
“Improvements to IFRSs”, issued April 2009. Disclosure of assets by reportable segment is now required only if that information is provided to the chief operating decision maker.  As Syngenta does not provide assets by reportable segment to its chief operating decision maker, assets by reportable segment are not disclosed in the condensed consolidated financial statements.

•	Amendments to IAS 39, “Eligible Hedged Items”, issued July 2008.

•	IFRIC 17, “Distributions of Non-Cash Assets to Owners”, issued November 2008.

•
Syngenta has early adopted the amendment to IAS 1 “Presentation of Financial Statements” contained in “Improvements to IFRSs”, issued May 2010 and has therefore shown net income and other comprehensive income as separate line items in the statement of changes in equity.

Change in accounting policy for actuarial gains and losses

In these consolidated financial statements, Syngenta has recognized actuarial gains and losses of defined benefit post-employment plans in other comprehensive income in the periods in which they arose (“immediate recognition in OCI method”). Previously, Syngenta applied the corridor method of deferred recognition.  In the opinion of Syngenta, the immediate recognition in OCI method presents Syngenta’s post-employment benefit obligations in the consolidated balance sheet in a more understandable way than the corridor method. For the six months ended June 30, 2010, defined benefit post-employment expense recognized within operating income was US$40 million and actuarial losses recognized directly in retained earnings were US$173 million. Related income tax amounts were credits of US$11 million and US$54 million respectively. Had Syngenta still applied the corridor method, an additional US$23 million of post-employment benefit expense would have been recognized within operating income, representing amortization of actuarial losses, and no amounts would have been recognized directly in retained earnings.

This accounting policy change has been applied retrospectively in accordance with IAS 8, and its effect on the comparative information presented for each financial statement line item is set out in the following tables:

Syngenta - July 22, 2010/Page 15 of 41

Changes to Interim Condensed Consolidated Income Statement

For the six months ended June 30, 2009 (US$ million, except per share amounts)	2009 as reported	Immediate recognition policy change	2009 after policy change
Sales	6,655	-	6,655
Cost of goods sold	(3,215)	7	(3,208)
Gross profit	3,440	7	3,447
Marketing and distribution	(839)	3	(836)
Research and development	(448)	4	(444)
General and administrative	(346)	11	(335)
Restructuring and impairment	(49)	-	(49)
Operating income	1,758	25	1,783
Income from associates and joint ventures	2	-	2
Financial expense, net	(46)	-	(46)
Income before taxes	1,714	25	1,739
Income tax expense	(321)	(8)	(329)
Net income	1,393	17	1,410
Attributable to:
Non-controlling interests	8	-	8
Syngenta AG shareholders	1,385	17	1,402
Net income	1,393	17	1,410
Earnings per share (US$):
Basic	14.87	0.18	15.05
Diluted	14.78	0.18	14.96

Changes to Interim Consolidated Statement of Comprehensive Income

For the six months ended June 30, 2009 (US$ million)	2009 as reported	Immediate recognition policy change	2009 after policy change
Net income	1,393	17	1,410
Components of OCI:
Actuarial gains/(losses)	-	(143)	(143)
Unrealized gains/(losses) on available-for-sale financial assets	(18)	-	(18)
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	84	-	84
Currency translation effects	180	(25)	155
Income tax relating to OCI	9	41	50
Total comprehensive income	1,648	(110)	1,538
Attributable to:
Non-controlling interests	8	-	8
Syngenta AG shareholders	1,640	(110)	1,530
Total comprehensive income	1,648	(110)	1,538

Syngenta - July 22, 2010/Page 16 of 41

Changes to Interim Condensed Consolidated Balance Sheet

At June 30, 2009 (US$ million)	2009 as reported	Immediate recognition policy change	2009 after policy change
Assets
Total current assets	10,362	-	10,362
Non-current assets:
Deferred tax assets	516	12	528
Defined benefit pension asset	666	(646)	20
Other non-current assets	5,942	-	5,942
Total non-current assets	7,124	(634)	6,490
Total assets	17,486	(634)	16,852
Liabilities and equity
Current liabilities:
Provisions	(145)	(19)	(164)
Other current liabilities	(5,310)	-	(5,310)
Total current liabilities	(5,455)	(19)	(5,474)
Non-current liabilities:
Deferred tax liabilities	(721)	289	(432)
Provisions	(887)	(356)	(1,243)
Other liabilities	(3,425)	-	(3,425)
Total non-current liabilities	(5,033)	(67)	(5,100)
Total liabilities	(10,488)	(86)	(10,574)
Equity:
Shareholders’ equity	(6,978)	720	(6,258)
Non-controlling interests	(20)	-	(20)
Total equity	(6,998)	720	(6,278)
Total liabilities and equity	(17,486)	634	(16,852)

Syngenta - July 22, 2010/Page 17 of 41

Changes to Condensed Consolidated Balance Sheet

At December 31, 2009 (US$ million)	2009 as reported	Immediate recognition policy change	2009 after policy change
Assets
Total current assets	8,894	-	8,894
Non-current assets:
Deferred tax assets	660	87	747
Defined benefit pension asset	679	(654)	25
Other non-current assets	6,463	-	6,463
Total non-current assets	7,802	(567)	7,235
Total assets	16,696	(567)	16,129
Liabilities and equity
Current liabilities:
Provisions	(154)	(60)	(214)
Other current liabilities	(4,097)	-	(4,097)
Total current liabilities	(4,251)	(60)	(4,311)
Non-current liabilities:
Deferred tax liabilities	(884)	196	(688)
Provisions	(879)	(237)	(1,116)
Other liabilities	(3,527)	-	(3,527)
Total non-current liabilities	(5,290)	(41)	(5,331)
Total liabilities	(9,541)	(101)	(9,642)
Equity:
Shareholders’ equity	(7,141)	668	(6,473)
Non-controlling interests	(14)	-	(14)
Total equity	(7,155)	668	(6,487)
Total liabilities and equity	(16,696)	567	(16,129)

Changes to Interim Consolidated Cash Flow Statement

For the six months ended June 30, 2009 (US$ million)	2009 As reported	Immediate recognition policy change	2009 after policy change
Income before taxes	1,714	25	1,739
Reversal of non-cash items	337	(25)	312
Cash flow from operating activities	359	-	359

Changes to Equity

At January 1, 2009 (US$ million)	2009 as reported	Immediate recognition policy change	2009 after policy change
Total shareholders’ equity	(5,884)	610	(5,274)
Total equity	(5,901)	610	(5,291)

Syngenta - July 22, 2010/Page 18 of 41

Change in classification of income tax charged directly to OCI

Income tax charged directly to accumulated OCI has been reclassified in the statement of changes in equity in order to present it as part of the same component of equity as the pre-tax items to which it relates. This change had no effect on total equity.

Note 4: Business combinations, divestments and other significant transactions

Six months ended June 30, 2010

There were no material business combinations, divestments or other significant transactions during the six months ended June 30, 2010.  The movements in goodwill during the period relate mainly to adjustments to the valuation of inventories acquired with the Monsanto sunflower business on August 31, 2009.

Year ended December 31, 2009

On May 1, 2009 Syngenta sold its 6.99 percent shareholding in Sakata Seeds Corp. for approximately US$46 million.

On August 31, 2009, Syngenta acquired from Monsanto its global hybrid sunflower seeds activities for a cash payment of US$160 million, which included certain rights to receive services during the post-acquisition transition period. The consideration paid for Monsanto’s sunflower business in Spain will be recognized as a prepayment and is subject to European Union competition authority approval for the transaction. Goodwill of US$58 million was provisionally recognized at June 30, 2010 (December 31, 2009: US$24 million). Results of a professional valuation of acquired land and buildings are still awaited and the valuation of acquired seed inventories is not yet finalized. The most important factor contributing to the recognition of this goodwill is the expected value of revenue and cost synergies and other benefits from combining the acquired businesses with those of Syngenta.

During 2009, Syngenta also acquired: the 32 percent remaining minority equity interest in Koipesol Semillas S.A; 100 percent of the shares of Circle One Global Inc., a US-based biological crop protection technology business; the remaining 50 percent of the shares of Goldsmith Seeds Europe B.V., the Netherlands-based business in which Goldsmith Seeds Inc., acquired in November 2008, had a 50 percent equity interest, and 100 percent of the shares of Synergene Seed & Technology, Inc. (“Synergene”) and Pybas Vegetable Seed Co., Inc. (“Pybas”), two US-based lettuce seed companies. Cash paid for the above acquisitions, excluding the Monsanto sunflower business, was US$35 million and goodwill of US$15 million was recognized at June 30, 2010, (December 31, 2009: US$ nil), which includes provisional amounts in respect of Synergene and Pybas.

Syngenta - July 22, 2010/Page 19 of 41

Movements in goodwill

For the six months ended June 30, (US$ million)	2010	2009
Cost:
January 1	1,617	1,559
Additions from business combinations	53	4
Currency translation effects	(16)	(2)
June 30	1,654	1,561

Accumulated amortization and impairment losses:
January 1	322	318
Currency translation effects	(5)	(1)
June 30	317	317
Net book value, June 30	1,337	1,244

Syngenta - July 22, 2010/Page 20 of 41

Note 5: Segmental information

Syngenta is organized on a worldwide basis into three reportable segments: Crop Protection, Seeds and Business Development.  No operating segments have been aggregated to form the above reportable operating segments.

For the six months ended June 30, 2010 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Segment sales – third party	4,972	1,763	5	-	6,740
Segment sales – other segments	24	-	-	(24)	-
Segment sales	4,996	1,763	5	(24)	6,740
Cost of goods sold	(2,357)	(946)	(2)	60	(3,245)
Gross profit	2,639	817	3	36	3,495
Marketing and distribution	(619)	(281)	(3)	-	(903)
Research and development	(275)	(200)	(32)	-	(507)
General and administrative	(342)	(94)	(7)	-	(443)
Restructuring and impairment	(42)	(35)	(7)	-	(84)
Operating income/(loss)	1,361	207	(46)	36	1,558
Income from associates and joint ventures					21
Financial expense, net					(55)
Income before taxes					1,524

For the six months ended June 30, 2009(a) (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Segment sales – third party	4,974	1,676	5	-	6,655
Segment sales – other segments	26	-	-	(26)	-
Segment sales	5,000	1,676	5	(26)	6,655
Cost of goods sold	(2,343)	(910)	(1)	46	(3,208)
Gross profit	2,657	766	4	20	3,447
Marketing and distribution	(556)	(276)	(4)	-	(836)
Research and development	(237)	(173)	(34)	-	(444)
General and administrative	(256)	(69)	(10)	-	(335)
Restructuring and impairment	(28)	(23)	2	-	(49)
Operating income/(loss)	1,580	225	(42)	20	1,783
Income from associates and joint ventures					2
Financial expense, net					(46)
Income before taxes					1,739

All amounts relate to continuing operations.

(a) After effect of accounting policy change for post-employment benefits described in Note 3.
(1) Intersegment elimination.

Syngenta - July 22, 2010/Page 21 of 41

Note 6: General and administrative

General and administrative includes gains of US$1 million (2009: US$19 million) on disposals of property, plant and equipment and subsidiaries and losses of US$24 million (2009: gains of US$23 million) on cash flow hedges reclassified from other comprehensive income in connection with the income statement recognition of the related hedged transactions.

Note 7: Restructuring and impairment before taxes

For the six months ended June 30,
(US$ million)	2010	2009
Non-cash restructuring and impairment, net	31	5
Cash costs:
Operational efficiency programs	53	33
Integration and acquisition costs	10	12
Total cash costs	63	45
Total restructuring and impairment	94	50

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore requires separate disclosure to provide a more thorough understanding of business performance.  Restructuring includes the effects of completing and integrating significant business combinations and divestments.  Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which reported segments operate.

The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period.  Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods.  Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability.  Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Six months ended June 30, 2010

Charges for the Operational Efficiency programs were US$26 million for Crop Protection and US$27 million for Seeds and consisted of US$34 million for continuing standardization and consolidation of back office operations, US$7 million for further outsourcing of information systems, and US$12 million of other charges, including costs to realize synergies in the Seeds business following the acquisitions in Flowers during 2007 to 2009.

US$10 million of integration and acquisition costs were incurred relating mainly to the Goldsmith, Monsanto and Yoder acquisitions.

Non-cash restructuring and impairment, net includes US$13 million of impairment of a site disposal receivable and US$3 million of impairment of a site, both relating to sites in the UK, US$5 million of impairments of available-for-sale investments and US$10 million for the reversal of inventory-step-ups on acquisitions, which are included within cost of goods sold.

Six months ended June 30, 2009

Charges for the Operational Efficiency programs were US$19 million for Crop Protection and US$14 million for Seeds and consisted of US$21 million for continuing standardization and

Syngenta - July 22, 2010/Page 22 of 41

consolidation of back office operations, US$9 million for further outsourcing of information systems, and US$3 million of other charges.

US$12 million of integration and acquisition costs were incurred relating mainly to the Fischer and Goldsmith acquisitions.

Non-cash restructuring and impairment, net includes US$5 million of impairment of a site in the US, US$8 million of impairments of available-for-sale investments, net of US$10 million of recycling of gains on the disposal of Sakata Seeds Corp, and US$2 million of other non-cash restructuring costs of which US$1 million is for the reversal of inventory step-ups on acquisitions and is included within cost of goods sold.

Note 8: Non-cash items included in income before taxes

For the six months ended June 30, (US$ million)	2010	2009(a)
Depreciation, amortization and impairment of:
Property, plant and equipment	135	117
Intangible assets	122	111
Financial assets	18	(2)
Deferred revenue and gains	(19)	-
Gain on disposal of non-current assets	(1)	(15)
Charges in respect of share based compensation	33	30
Charges in respect of provisions	67	37
Financial expense, net	55	46
Losses/(gains) on hedges reported in operating income	39	(10)
Share of income from associates	(21)	(2)
Total	428	312

(a)	After effect of accounting policy change for post-employment benefit described in Note 3.

Syngenta - July 22, 2010/Page 23 of 41

Note 9: Principal currency translation rates

As an international business selling in over 100 countries and having major manufacturing and R&D facilities in Switzerland, the UK, the USA and India, movements in currencies impact Syngenta’s business performance.  The principal currencies and exchange rates against the US dollar used in preparing the condensed consolidated financial statements were as follows:

		Average
		six months ended June 30,		June 30,	June 30,	December 31,
Per US$		2010	2009	2010	2009	2009
Brazilian real	BRL	1.79	2.25	1.81	1.95	1.74
Swiss franc	CHF	1.08	1.12	1.08	1.08	1.03
Euro	EUR	0.74	0.75	0.82	0.71	0.69
British pound	GBP	0.65	0.68	0.67	0.60	0.62

The average rates presented above are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements.  The period end rates were used for the preparation of the condensed consolidated balance sheet.

Note 10: Issuances, repurchases and repayments of debt and equity securities

Six months ended June 30, 2010

During the six months ended June 30, 2010 Syngenta repurchased 388,700 of its own shares at a cost of US$93 million, of which 100,000 shares will be used to meet the future requirements of share based payment plans and 288,700 shares relate to the share repurchase program announced in February 2010. No treasury shares were reissued except in accordance with Syngenta’s share based payment plans disclosed in Note 23 to its 2009 annual consolidated financial statements.

Six months ended June 30, 2009

In February and March 2009, Syngenta entered into forward contracts to purchase a total of 550,000 of its own shares for settlement in September and October 2009 at fixed prices in CHF equivalent to US$121 million at the June 30, 2009 exchange rate. Shares acquired will be used to meet the future requirements of share based payment plans.  No treasury shares were reissued except in accordance with Syngenta’s share based payment plans.

In June 2009, Syngenta issued a Eurobond with a principal amount of EUR500 million, a maturity of June 2014 and a coupon rate of 4.0 percent.

Syngenta - July 22, 2010/Page 24 of 41

Note 11: Commitments and contingencies

(US$ million)	June 30, 2010	December 31, 2009
Commitments for the purchase of:
Property, plant and equipment	57	65
Raw materials	1,740	2,038
Other commitments	305	307
Total	2,102	2,410

On May 27, 2010, Syngenta announced that it had agreed to acquire the Maribo Seed sugar beet business from Nordic Sugar, a subsidiary of Nordzucker AG, for a consideration of EUR43 million (US$53 million at June 30, 2010 exchange rates) on a cash and debt free basis plus EUR5 million (US$6 million) contingent payments. This transaction includes the seed production and sales activities of Maribo Seed as well as the Maribo brand name, and is subject to the approval of regulatory authorities.

Note 12: Subsequent events

No events occurred between the balance sheet date and the date on which these condensed consolidated financial statements were approved by the Board of Directors that would require adjustment to or disclosure in the condensed consolidated financial statements.

Syngenta - July 22, 2010/Page 25 of 41

Supplementary Financial Information

2009 supplementary financial information is presented after the effect of the change in accounting policy for actuarial gains and losses described in Note 3 to Syngenta’s Interim Condensed Consolidated Financial Statements (see also Appendix H on page 35).

Financial Summary

	Ex Restructuring & impairment(1)		Restructuring & impairment		As reported under IFRS
For the six months ended June 30, (US$ million)	2010	2009	2010	2009	2010	2009
Sales	6,740	6,655	-	-	6,740	6,655
Gross profit	3,505	3,448	(10)	(1)	3,495	3,447
Marketing and distribution	(903)	(836)	-	-	(903)	(836)
Research and development	(507)	(444)	-	-	(507)	(444)
General and administrative	(443)	(335)	-	-	(443)	(335)
Restructuring and impairment	-	-	(84)	(49)	(84)	(49)
Operating income	1,652	1,833	(94)	(50)	1,558	1,783
Income before taxes	1,618	1,789	(94)	(50)	1,524	1,739
Income tax expense	(306)	(341)	41	12	(265)	(329)
Net income	1,312	1,448	(53)	(38)	1,259	1,410
Attributable to non-controlling interests	5	8	-	-	5	8
Attributable to Syngenta AG shareholders:	1,307	1,440	(53)	(38)	1,254	1,402
Earnings/(loss) per share(2)
- basic	$14.04	$15.45	$(0.57)	$(0.40)	$13.47	$15.05
- diluted	$13.95	$15.36	$(0.56)	$(0.40)	$13.39	$14.96

	2010	2009	2010 CER(3)
Gross profit margin excl. restructuring & impairment	52.0%	51.8%	51.7%
EBITDA(4)	1,927	2,058
EBITDA margin	28.6%	30.9%	28.9%
Tax rate on results excl. restructuring & impairment	19%	19%
Free cash flow(5)	74	79
Trade working capital to sales(6)	43%	44%
Debt/Equity gearing(7)	36%	35%
Net debt(7)	2,455	2,203

(1)
For further analysis of restructuring and impairment charges, see Note 7 on page 22.  Net income and earnings per share excluding restructuring and impairment are provided as additional information and not as an alternative to net income and earnings per share determined in accordance with IFRS.

(2)
The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows:  For 2010 basic EPS 93,075,102 and diluted 93,660,855; for 2009 basic EPS 93,179,087 and diluted EPS 93,758,202.

(3)	For a description of CER see Appendix A on page 30.

(4)	EBITDA is defined in Appendix B on page 30.

(5)	For a description of free cash flow, see Appendix E on page 33.

(6)	Period end trade working capital as a percentage of twelve-month sales, see Appendix F on page 33.

(7)	For a description of net debt and the calculation of debt/equity gearing, see Appendix G on page 34.

Syngenta - July 22, 2010/Page 26 of 41

Half Year Segmental Results excluding Restructuring and Impairment

Syngenta	For the six months ended June 30,
(US$ million)	2010	2009	CER %
Third party sales	6,740	6,655	- 3
Gross profit	3,505	3,448	- 3
Marketing and distribution	(903)	(836)	- 5
Research and development	(507)	(444)	- 11
General and administrative	(443)	(335)	- 13
Operating income	1,652	1,833	- 13
EBITDA(1)	1,927	2,058	- 9
EBITDA (%)	28.6	30.9

Crop Protection (US$ million)
Total sales	4,996	5,000	- 4
Inter-segment elimination	(24)	(26)	n/a
Third party sales	4,972	4,974	- 4
Gross profit	2,639	2,657	- 6
Marketing and distribution	(619)	(556)	- 8
Research and development	(275)	(237)	- 12
General and administrative	(342)	(256)	- 10
Operating income	1,403	1,608	- 16
EBITDA(1)	1,573	1,758	- 13
EBITDA (%)	31.5	35.2

Seeds (US$ million)
Third party sales	1,763	1,676	+ 2
Gross profit	827	767	+ 5
Marketing and distribution	(281)	(276)	+ 1
Research and development	(200)	(173)	- 14
General and administrative	(94)	(69)	- 32
Operating income	252	249	- 2
EBITDA(1)	352	320	+ 7
EBITDA (%)	20.0	19.1

Business Development (US$ million)
Third party sales	5	5	- 4
Gross profit	3	4	- 3
Marketing and distribution	(3)	(4)	+ 17
Research and development	(32)	(34)	+ 8
General and administrative	(7)	(10)	+ 29
Operating (loss)	(39)	(44)	+ 14
EBITDA(1)	(34)	(40)	+ 18
EBITDA (%)	n/a	n/a

(1)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 32.

Syngenta - July 22, 2010/Page 27 of 41

Half Year Product Line and Regional Sales

Syngenta	For the six months ended June 30,
(US$ million)	2010	2009	Actual %	CER %
Crop Protection	4,996	5,000	-	- 4
Seeds	1,763	1,676	+ 5	+ 2
Business Development	5	5	- 4	- 4
Inter-segment elimination	(24)	(26)	-	-
Third party sales	6,740	6,655	+ 1	- 3

Crop Protection
Product line
Selective Herbicides	1,620	1,615	-	- 4
Non-selective Herbicides	548	691	- 21	- 25
Fungicides	1,488	1,356	+ 10	+ 6
Insecticides	700	673	+ 4	-
Seed Care	369	392	- 6	- 10
Professional Products	242	225	+ 7	+ 4
Others	29	48	- 38	- 39
Total	4,996	5,000	-	- 4
Regional
Europe, Africa and Middle East	1,790	1,810	- 1	- 5
NAFTA	1,662	1,882	- 12	- 15
Latin America	710	550	+ 29	+ 29
Asia Pacific	834	758	+ 10	+ 2
Total	4,996	5,000	-	- 4

Seeds
Product line
Corn and Soybean	806	843	- 4	- 7
Diverse Field Crops	386	304	+ 27	+ 19
Vegetables	360	322	+12	+ 9
Flowers	211	207	+ 2	- 1
Total	1,763	1,676	+ 5	+ 2
Regional
Europe, Africa and Middle East	762	659	+ 16	+ 9
NAFTA	826	880	- 6	- 7
Latin America	62	41	+ 52	+ 52
Asia Pacific	113	96	+ 18	+ 11
Total	1,763	1,676	+ 5	+ 2

Syngenta - July 22, 2010/Page 28 of 41

Second Quarter Product Line and Regional Sales

Syngenta	2nd Quarter
(US$ million)	2010	2009	Actual %	CER %
Crop Protection	2,486	2,415	+ 3	-
Seeds	727	622	+ 17	+14
Business Development	3	4	- 30	- 30
Inter-segment elimination	(4)	(8)	-	-
Third party sales	3,212	3,033	+ 6	+ 3

Crop Protection
Product line
Selective Herbicides	877	814	+ 8	+ 5
Non-selective Herbicides	316	362	- 13	- 16
Fungicides	681	634	+ 7	+ 5
Insecticides	349	318	+ 10	+ 8
Seed Care	130	135	- 4	- 6
Professional Products	122	115	+ 6	+ 4
Others	11	37	- 68	- 68
Total	2,486	2,415	+ 3	-
Regional
Europe, Africa and Middle East	831	823	+ 1	-
NAFTA	942	989	- 5	- 8
Latin America	330	262	+ 26	+ 26
Asia Pacific	383	341	+ 12	+ 5
Total	2,486	2,415	+ 3	-

Seeds
Product line
Corn and Soybean	253	213	+ 19	+ 16
Diverse Field Crops	193	155	+ 24	+ 19
Vegetables	200	180	+ 11	+ 11
Flowers	81	74	+ 9	+ 8
Total	727	622	+ 17	+ 14
Regional
Europe, Africa and Middle East	297	251	+ 18	+ 15
NAFTA	329	300	+ 9	+ 8
Latin America	31	14	+ 122	+ 122
Asia Pacific	70	57	+ 24	+ 16
Total	727	622	+ 17	+ 14

Syngenta - July 22, 2010/Page 29 of 41

Supplementary Financial Information

Appendix A: Constant exchange rates (CER)

Results in this report from one period to another period are, where appropriate, compared using constant exchange rates (CER).  To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year.  CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates.  The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations.

Appendix B: Reconciliation of EBITDA to net income

EBITDA is defined as earnings before interest, tax, non-controlling interests, depreciation, amortization, restructuring and impairment.  Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive plans.  Management excludes restructuring from EBITDA in order to focus on results excluding items affecting comparability from one period to the next.  EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies.  EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

For the six months ended June 30, (US$ million)	2010	2009
Net income attributable to Syngenta AG shareholders	1,254	1,402
Non-controlling interests	5	8
Income tax expense	265	329
Financial expenses, net	55	46
Pre-tax restructuring and impairment	94	50
Depreciation, amortization and other impairment	254	223
EBITDA	1,927	2,058

Syngenta - July 22, 2010/Page 30 of 41

Appendix C: Segmental results and inter-segment elimination excluding restructuring and impairment

For the six months ended June 30, 2010 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	4,996	2,639	1,403	1,573
Seeds	1,763	827	252	352
Business Development	5	3	(39)	(34)
Total	6,764	3,469	1,616	1,891
Inter-segment elimination(1)	(24)	36	36	36
Total 3rd party	6,740	3,505	1,652	1,927

For the six months ended June 30, 2009 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	5,000	2,657	1,608	1,758
Seeds	1,676	767	249	320
Business Development	5	4	(44)	(40)
Total	6,681	3,428	1,813	2,038
Inter-segment elimination(1)	(26)	20	20	20
Total 3rd party	6,655	3,448	1,833	2,058

(1) Crop Protection inter-segment sales to Seeds.

Syngenta - July 22, 2010/Page 31 of 41

Appendix D: Reconciliation of segment EBITDA to segment operating income

For the six months ended June 30, 2010 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	1,573	352	(34)	36	1,927
Depreciation, amortization & impairment	(167)	(82)	(5)	-	(254)
Income from associates & joint ventures	(3)	(18)	-	-	(21)
Operating income excl. restructuring & impairment	1,403	252	(39)	36	1,652
Restructuring & impairment(2)	(42)	(45)	(7)		(94)
Operating income	1,361	207	(46)	36	1,558

For the six months ended June 30, 2009 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	1,758	320	(40)	20	2,058
Depreciation, amortization & impairment	(155)	(64)	(4)	-	(223)
Income from associates & joint ventures	5	(7)	-	-	(2)
Operating income excl. restructuring & impairment	1,608	249	(44)	20	1,833
Restructuring & impairment(2)	(28)	(24)	2		(50)
Operating income	1,580	225	(42)	20	1,783

(1)       Crop Protection inter-segment sales to Seeds.

(2)       Including reversal of inventory step-up included in Cost of goods sold.

Syngenta - July 22, 2010/Page 32 of 41

Appendix E: Free cash flow

Free cash flow comprises cash flow from operating activities, investing activities, excluding investments in and proceeds from marketable securities, and cash flows from acquisitions of non-controlling interests, which are included in financing activities.  Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies.  Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

For the six months ended June 30, (US$ million)	2010	2009
Cash flow from operating activities	321	359
Cash flow used for investing activities	(205)	(275)
Cash flow from marketable securities	(30)	(5)
Cash flow used for acquisitions of non-controlling interests	(12)	-
Free cash flow	74	79

Appendix F: Period end trade working capital

The following table provides detail of trade working capital for the periods ended June 30, 2010 and 2009 as a percentage of twelve-month sales:

(US$ million)	2010	2009
Inventories	3,441	3,356
Trade accounts receivable	4,197	4,245
Trade accounts payable	(2,828)	(2,743)
Net trade working capital	4,810	4,858
Twelve-month sales	11,077	10,984
Trade working capital as percentage of sales (%)	43%	44%

Syngenta - July 22, 2010/Page 33 of 41

Appendix G: Net debt reconciliation

Net debt comprises total debt net of related hedging derivatives, cash and cash equivalents and marketable securities.  Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies.  Net debt has been included as it is used by many investors as a useful measure of financial position and risk.  The following table provides a reconciliation of movements in net debt during the period:

For the six months ended June 30, (US$ million)	2010	2009
Opening balance at January 1	1,802	1,886
Debt acquired with business acquisitions and other non-cash items	126	(65)
Foreign exchange effect on net debt	4	(4)
Purchase/(sale) of treasury shares	73	(26)
Dividends paid	524	491
Free cash flow	(74)	(79)
Closing balance at June 30	2,455	2,203

Components of closing balance:
Cash and cash equivalents	(881)	(1,765)
Marketable securities(1)	(16)	(2)
Current financial debt	223	852
Non-current financial debt(2)	2,952	3,206
Financing-related derivatives(3)	177	(88)
Closing balance at June 30	2,455	2,203

(1)	Long-term marketable securities are included in Other non-current financial assets. Short-term marketable securities are included in Derivative and other current assets.

(2)	Included within Financial debt and other non-current liabilities.

(3)	Included within Derivative financial assets and Financial debt and other non-current liabilities.

The following table presents the derivation of the Debt/Equity gearing ratio at June 30, 2010 and 2009:

At June 30, (US$ million)	2010	2009
Net debt	2,455	2,203
Shareholders’ equity	6,755	6,258
Debt/Equity gearing ratio (%)	36%	35%

Syngenta - July 22, 2010/Page 34 of 41

Appendix H: Change in accounting policy for actuarial gains and losses

The effect of the change in accounting policy for actuarial gains and losses, as described in Note 3 to Syngenta’s Interim Condensed Consolidated Financial Statements, is set out in the following tables for the years ended December 31, 2009 and 2008:

Changes to Consolidated Income Statement

For the year ended December 31, 2009 (US$ million, except per share amounts)	2009 as reported	Immediate recognition policy change	2009 after policy change
Sales	10,992	-	10,992
Cost of goods sold	(5,586)	14	(5,572)
Gross profit	5,406	14	5,420
Marketing and distribution	(1,812)	7	(1,805)
Research and development	(960)	8	(952)
General and administrative	(738)	24	(714)
Restructuring and impairment	(130)	-	(130)
Operating income	1,766	53	1,819
Income/(loss) from associates and joint ventures	(3)	-	(3)
Financial expense, net	(122)	-	(122)
Income before taxes	1,641	53	1,694
Income tax expense	(267)	(16)	(283)
Net income	1,374	37	1,411
Attributable to:
Syngenta AG shareholders	1,371	37	1,408
Non-controlling interests	3	-	3
Net income	1,374	37	1,411
Earnings per share (US$):
Basic earnings per share (US$)	14.72	0.39	15.11
Diluted earnings per share (US$)	14.62	0.39	15.01

Syngenta - July 22, 2010/Page 35 of 41

Changes to Consolidated Statement of Comprehensive Income

For the year ended December 31, 2009 (US$ million)	2009 as reported	Immediate recognition policy change	2009 after policy change
Net income	1,374	37	1,411
Components of other comprehensive income:
Actuarial gains/(losses)	-	(98)	(98)
Unrealized gains/(losses) on available-for-sale financial assets	(18)	-	(18)
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	72	-	72
Currency translation effects	289	(29)	260
Income tax relating to OCI	34	32	66
Total comprehensive income	1,751	(58)	1,693
Attributable to:
Syngenta AG shareholders	1,749	(58)	1,691
Non-controlling interests	2	-	2
Total comprehensive income	1,751	(58)	1,693

Syngenta - July 22, 2010/Page 36 of 41

Changes to Condensed Consolidated Balance Sheet

At December 31, 2009 (US$ million)	2009 as reported	Immediate recognition policy change	2009 after policy change
Assets
Total current assets	8,894	-	8,894
Non-current assets:
Deferred tax assets	660	87	747
Defined benefit pension asset	679	(654)	25
Other non-current assets	6,463	-	6,463
Total non-current assets	7,802	(567)	7,235
Total assets	16,696	(567)	16,129
Liabilities and equity
Current liabilities:
Provisions	(154)	(60)	(214)
Other current liabilities	(4,097)	-	(4,097)
Total current liabilities	(4,251)	(60)	(4,311)
Non-current liabilities:
Deferred tax liabilities	(884)	196	(688)
Provisions	(879)	(237)	(1,116)
Other liabilities	(3,527)	-	(3,527)
Total non-current liabilities	(5,290)	(41)	(5,331)
Total liabilities	(9,541)	(101)	(9,642)
Equity:
Shareholders’ equity	(7,141)	668	(6,473)
Non-controlling interests	(14)	-	(14)
Total equity	(7,155)	668	(6,487)
Total liabilities and equity	(16,696)	567	(16,129)

Changes to Consolidated Cash Flow Statement

For the year ended December 31, 2009 (US$ million)	2009 As reported	Immediate recognition policy change	2009 after policy change
Income before taxes	1,641	53	1,694
Reversal of non-cash items	668	(53)	615
Cash flow from operating activities	1,419	-	1,419

Syngenta - July 22, 2010/Page 37 of 41

Changes to Consolidated Income Statement

For the year ended December 31, 2008 (US$ million, except per share amounts)	2008 as reported	Immediate recognition policy change	2008 after policy change
Sales	11,624	-	11,624
Cost of goods sold	(5,713)	7	(5,706)
Gross profit	5,911	7	5,918
Marketing and distribution	(2,039)	6	(2,033)
Research and development	(969)	5	(964)
General and administrative	(849)	4	(845)
Restructuring and impairment	(196)	-	(196)
Operating income	1,858	22	1,880
Income/(loss) from associates and joint ventures	3	-	3
Financial expense, net	(169)	-	(169)
Income before taxes	1,692	22	1,714
Income tax expense	(307)	(8)	(315)
Net income	1,385	14	1,399
Attributable to:
Syngenta AG shareholders	1,385	14	1,399
Non-controlling interests	-	-	-
Net income	1,385	14	1,399
Earnings per share (US$):
Basic earnings per share (US$)	14.75	0.15	14.90
Diluted earnings per share (US$)	14.63	0.14	14.77

Changes to Consolidated Statement of Comprehensive Income

For the year ended December 31, 2008 (US$ million)	2008 as reported	Immediate recognition policy change	2008 after policy change
Net income	1,385	14	1,399
Components of other comprehensive income:
Actuarial gains/(losses)	-	(335)	(335)
Unrealized gains/(losses) on available-for-sale financial assets	9	-	9
Unrealized gains/(losses) on derivativesdesignated as cash flow and netinvestment hedges	(34)	-	(34)
Currency translation effects	(443)	28	(415)
Income tax relating to OCI	(26)	94	68
Total comprehensive income	891	(199)	692
Attributable to:
Syngenta AG shareholders	890	(199)	691
Non-controlling interests	1	-	1
Total comprehensive income	891	(199)	692

Syngenta - July 22, 2010/Page 38 of 41

Changes to condensed Consolidated Balance Sheet

For the year ended December 31, 2008 (US$ million)	2008 as reported	Immediate recognition policy change	2008 after policy change
Assets
Total current assets	7,620	-	7,620
Non-current assets:
Deferred tax assets	514	107	621
Defined benefit pension asset	628	(602)	26
Other non-current assets	5,822	-	5,822
Total non-current assets	6,964	(495)	6,469
Total assets	14,584	(495)	14,089
Liabilities and equity
Current liabilities:
Provisions	(170)	(75)	(245)
Other liabilities	(4,064)	-	(4,064)
Total current liabilities	(4,234)	(75)	(4,309)
Non-current liabilities:
Deferred tax liabilities	(659)	151	(508)
Provisions	(921)	(191)	(1,112)
Other liabilities	(2,869)	-	(2,869)
Total non-current liabilities	(4,449)	(40)	(4,489)
Total liabilities	(8,683)	(115)	(8,798)
Equity:
Shareholders’ equity	(5,884)	610	(5,274)
Non-controlling interests	(17)	-	(17)
Total equity	(5,901)	610	(5,291)
Total liabilities and equity	(14,584)	495	(14,089)

Changes to 2008 Consolidated Cash Flow Statement

For the year ended December 31, 2008 (US$ million)	2008 As reported	Immediate recognition policy change	2008 after policy change
Income before taxes	1,692	22	1,714
Reversal of non-cash items	973	(22)	951
Cash flow from operating activities	1,466	-	1,466

Syngenta - July 22, 2010/Page 39 of 41

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
APIRO®	novel grass weed herbicide for rice
AXIAL®	new cereal herbicide
BICEP® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL® MAGNUM	grass weed killer for corn and soybeans
ENVOKE®	novel low-dose herbicide for cotton and sugar cane
FUSILADE®	grass weed killer for broad-leaf crops
LUMAX®	unique season-long grass and broad leaf weed control for corn
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
INVINSATM	pre-harvest protection for multiple crops from drought stress
REVUSTM	for use on potatoes, tomatoes, vines and vegetable crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
ALTO®	broad-spectrum triazole fungicide
PRIORI Xtra®	a fungicide from the AMISTAR® family
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
DURIVOTM	broad spectrum, lower dose insecticide, controls resistant pests
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Seed Care/Prof. Products
AVICTA®	breakthrough nematode control seed treatment
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
IMPASSE®	termite barrier
MAXIM®	broad spectrum seed treatment fungicide
INVINSATM	a new tool to manage heat and drought stress
FAFARD®	global brand for growing media
Field Crops
AGRISURETM	new corn trait choices
AGRISURE VIPTERATM	trait which provides broad spectrum insect control in corn
GARST®	US brand for corn and soybean
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
NK®	global brand for corn, oilseeds and other field crops
Vegetables and Flowers
DULCINEATM	consumer produce brand for value-added fruits and vegetables in North America
Fischer	Global premium flowers brand
PUREHEARTTM	DULCINEA™ brand for ‘personal size’ seedless watermelon
ROGERS® vegetables	leading brand throughout the Americas
S&G® flowers	global brand for seeds and young plants
S&G® vegetables	leading brand in Europe, Africa and Asia

Syngenta - July 22, 2010/Page 40 of 41

Addresses for Correspondence

Swiss Depositary	Depositary for ADRs	Registered Office

SEGA Aktienregister AG	The Bank of New York	Syngenta AG
P.O. Box	Shareholder Relations	Schwarzwaldallee 215
CH-4601 Olten	PO Box 11258	4058 Basel
	Church Street Station	Switzerland
New York, NY 10286

Tel: +41 (0)62 205 3695	Tel: +1 (212) 815 6917	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

 Syngenta - July 22, 2010/Page 41 of 41

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	July 22, 2010	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration